September 15, 2006

Falcon Ridge Development, Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111
(505) 856-6043

United States Securities and Exchange Commission
100 F Street NE
Washington D.C., 20549

RE: Response to comments on -KSB File No. 000-28759

Response to Comment No. 1

We produce lots for home builders. Title and risk passes to the builder and we have no continuing involvement in the lots.

Response to Comment No. 2

We are a land developer and as such we produce and sell completed lots for developers based on contracts with those developers. Our acquisitions are appraised at the commencement of development in order to obtain financing. The real estate held for resale at 12-31-05 represents pre-acquisition and early development (pre-ground breaking) costs. The value of the raw land was appraised, by an independent appraisal firm, at an amount significantly in excess of book value.

Response to Comment No. 3

The controlling ownership and management of both entities is identical. The entire transaction from activation of the subsidiary to transfer of equity interests occurred in the same fiscal year. The assets sold to the subsidiary are recorded at original cost. There are no accounting differences, and no inter-company amounts. The ownership, management and control is outlined as follows;

Spanish Trails LLC Ownership and Control

	Percentage		Acquisition
	Interest	Shares Issued	Before	After
Stock issued for STLLC
Fred Montano	38.94%	239,437,267
Karen Duran	31.87%	195,934,363
Real Estate Services Inc.	4.08%	25,148,674
New World Development Inc.	4.09%	25,150,446
Falcon Ridge Development LLC	10.00%	61,488,207
Balboa Limited Liability Co.	5.51%	33,861,556
Siesta Key Revocable Trust	5.51%	33,861,556
	100.00%	614,882,069
Stock at 5-20-05
Fred Montano	24.04%	33,000,000	24.04%
Karen Duran	19.67%	27,000,000	19.67%
Real Estate Services Inc.	14.57%	20,000,000	14.57%
New World Development Inc.	14.57%	20,000,000
Falcon Ridge Development LLC	0.00%	0
Balboa Limited Liability Co.	0.00%	0
Siesta Key Revocable Trust	0.00%	0
Various- pre 5-20-05	27.15%	37,265,372
	100.00%	137,265,372
Combined after STLLC Acquisition
Fred Montano	36.22%	272,437,267		36.22%
Karen Duran	29.64%	222,934,363		29.64%
Real Estate Services Inc.	6.00%	45,148,674		6.00%
New World Development Inc.	6.00%	45,150,446
Falcon Ridge Development LLC	8.18%	61,488,207		8.18%
Balboa Limited Liability Co.	4.50%	33,861,556
Siesta Key Revocable Trust	4.50%	33,861,556
Various- pre 5-20-05	4.96%	37,265,372
	100.00%	752,147,441	58.28%	80.04%

Response to Comment No. 4

We considered EITF 00-19 in the accounting for the Series A Preferred stock that was issued to third parties for cash.  There are no provisions or terms within these securities that could require a net cash settlement.  There are no registration rights attached to the Series A preferred shares.  There is no variability in the number of shares into which the Series A shares may be converted.  We believe that the accounting for these securities as permanent equity and the determination that they are not derivative instruments and that there is no embedded derivative instruments is appropriate.

We are considering the effect of the conversion feature for the Series B Preferred stock. The conversion feature contains a discount to the trading price of the common stock at 75% of the trading price. This conversion feature could result in an embedded derivative in that it is variable with no floor on the conversion price. There are no provisions or terms within these securities that could require a net cash settlement.  There are no registration rights attached to the Series B preferred shares.

Response to Comment No. 5

Item 8A disclosure should have started out by saying:  As of the end of the period covered by the report....

The company discloses significant weaknesses in internal control as the two officers and majority shareholders performed virtually all significant management functions We are a small company and there is a high level with all employees of the company. Therefore, we believe that all reporting requirements are known to management.

The company acknowledges it is responsible for the adequacy and accuracy of the disclosure in filings.

The company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings.

The company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Karen Y. Duran
Karen Y. Duran
Chief Financial Officer
Falcon Ridge Development, Inc.

5111 JUAN TABO NE     o     ALBUQUERQUE, NM     o     87111
PHONE: (505) 856-6043     o     FAX: (505) 856-6043